DC

No Act

P.E. 12-19-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044047

February 5, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2007

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Re: DPL Inc.
Incoming letter dated December 19, 2006

Dear Mr. Block:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to DPL by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Mark Erlich, Fund Chairman
Massachusetts State Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

787250

C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rule 14a-8(i)(3)

December 19, 2006

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: DPL Inc. Shareholder Proposal

Ladies and Gentlemen:

On behalf of DPL Inc., an Ohio corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for April 27, 2007. A copy of the Proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to the Massachusetts Carpenters Pension Fund (the "Fund") to notify it of the Company's intention to omit the Proposal from the Proxy Statement.

A. Factual Background

On November 1, 2006, the Company received a shareholder proposal from the Fund. The Proposal reads as follows:

> "Resolved: That the shareholders of DPL Inc. (the "Company") hereby request that the Board of Directors take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware, so as to enable the Company to establish a

majority vote standard for the election of directors."

The Fund also included a supporting statement. The Fund's full letter is attached hereto as Exhibit A.

B. Reasons for Omission

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The Proposal is excludable under Rule 14a-8(i)(3) because it makes materially misleading statements in violation of Rule 14a-9.

1. The Proposal is Misleading and Manipulative as to the Subject Matter of the Shareholder Vote

The Proposal is manipulative because it would confuse the Company's shareholders about the subject matter for which the Fund is seeking shareholder approval. The Staff has announced that shareholder proposals may be excluded from a company's proxy statement if "a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Staff Legal Bulletin No. 14B, dated September 15, 2004 ("SLB 14B").

The Proposal seeks to have the Company reincorporate in the state of Delaware. However, the title of the Proposal is "Majority Vote Reincorporation Proposal" and the resolution provides that reincorporation is needed because it would "enable the Company to establish a majority vote standard for the election of directors." The Fund's supporting statement then focuses on the negative characteristics of plurality voting, the reasons why the Fund believes that majority voting for the election of directors is preferable and the fact that large corporations have adopted a majority voting standard for the election of directors. The last sentence of the supporting statement states "We urge your support for this important director election reform." As a result, the Proposal (together with its supporting statement) would mislead the Company's shareholders into believing that they are voting on the voting standard for the election of directors. This Proposal, however, does not provide the Company's shareholders with a vote on director election reform. The Proposal solely requests reincorporation in Delaware, the immediate effects of which would include any differences between the Ohio Revised Code and Delaware General Corporation Law, including, among other things, the loss of the Company's shareholders' statutory right to call a special meeting, the definition of "interested shareholder" for purposes of protective business combination provisions to be increased from 10% to 15% and the board gaining the ability to amend the bylaws without shareholder approval. In fact, because Section 216(3) of Delaware General Corporation Law provides that directors shall be elected by plurality vote unless the company's certificate or bylaws provide otherwise, the Company's reincorporation in Delaware will not have an immediate effect on the voting standard for the election of directors. To adopt a majority vote standard, the Company would also be have to amend its bylaws, which would either require shareholder approval or an amendment to the Company's certificate of incorporation to permit the Board of Directors to amend the bylaws.

We note that the Fund does provide in its supporting statement that further action would be required to implement majority voting after the Company's reincorporation in Delaware. However, we believe that the language of the resolution, the title of the Proposal, the Fund's emphasis on its arguments in favor of majority voting and its label of the Proposal as "director election reform" clearly overshadow the explanation of the procedural aspects required to be taken as a second step following approval of the Proposal. Further, by remaining silent on any of the actual immediate effects of reincorporation, the supporting statement may mislead shareholders into believing that the voting standard issue is the only potential consequence of reincorporation, which again could signify a vote for majority voting instead of a vote for reincorporation.

Although the ability to modify its director election standard is an argument relating to the reincorporation issue at hand, the Proposal is not a majority vote proposal. The Fund should therefore not be permitted to elevate the argument to such importance that the Company's shareholders may confuse the argument for the Proposal and be uncertain as to the subject matter on which they are actually being asked to vote. Accordingly, we believe that the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(3).

2. The Proposal is Inherently Vague because it is Unclear What Actions the Company Will Be Required to Take and May Result in a Different Outcome than that Envisioned by the Company's Shareholders at the Time Their Votes Were Cast

The Staff has determined that a proposal is excludable under this rule if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also* Southeast Banking Corp. (February 8, 1992) (excluding a proposal requesting that the company refrain from any activities that may lead to its acquisition of other companies because neither the company nor shareholders voting upon the proposal would be able to determine with reasonable certainty what measures or actions would be taken in the event the proposal were implemented).

If approved by shareholders, the contradictory statements in the Proposal will prevent the Company from understanding exactly what actions the Company is required to take. Although the supporting statement provides that the Company's shareholders may propose a majority vote standard after the Company reincorporates, the actual resolution included in the Proposal states that the Company should reincorporate "so as to enable the Company to establish a majority vote standard for the election of directors." This provision of the resolution implies that the Company is required to adopt a majority vote standard on its own upon the reincorporation in Delaware—this is especially true because the language of the resolution, and not the supporting statement, is the action taken by the shareholders. Even the title of the proposal, "Majority Vote Reincorporation Proposal" and the Fund's labeling of the Proposal as "director election reform" in the supporting statement suggest that the Company will be required to adopt a majority vote standard upon reincorporation in Delaware. Accordingly, what is the Company's obligation if the Company's shareholders approve the Proposal? If the Company is required to adopt a majority vote standard upon reincorporation, then such standard may be in place for the Company's 2008 Annual Meeting. However, if the Company is not required to adopt such standard on its own, then the Company's shareholders will be required to propose and vote on such standard at the Company's 2008 Annual Meeting and, if approved, majority voting will not become effective until the Company's 2009 Annual Meeting.

Because the Proposal's vague and contradictory language will leave the Company uncertain of its obligations, the Company's actions, if the Proposal is approved, may be different than what the shareholders envisioned when they voted. As explained above, if the Company does not adopt majority voting for the election of directors on its own, then such standard would not be in effect for the Company's directors until the 2009 Annual Meeting at the earliest. If the language of the Proposal misleads shareholders into believing that they are voting for the majority vote standard with this Proposal or that the Company will be obligated to implement majority voting on its own due to the last provision of the resolution, then the Company's shareholders will expect the majority vote standard to be in effect for the 2008 Annual Meeting. As a result, the Company's shareholders may view the one year delay as evidence of the Company entrenching its directors and ignoring the voice of its shareholders. The Staff has consistently concluded that proposals may be omitted from a company's proxy statement if it is unclear what action any shareholders voting for the proposal would expect the Company to take. See, e.g., Occidental Petroleum Corporation (February 11, 1991) (excluding a proposal that may be misleading because any action(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal) and Bristol-Myers Squibb Co. (February 1, 1999) (the Staff permitted exclusion of a proposal which was so vague that it precluded shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation).

The defects above render the Proposal inherently vague and indefinite. We therefore believe that the Proposal is excludable under Rule 14a-8(i)(3).

3. ***To be Included in the Proxy Statement, the Proposal Would Require Substantial Revision.***

Although we believe that the entire Proposal may be excluded based on the foregoing, if the Staff does not concur, then we request that the Staff direct the Proponent to substantially revise the Proposal. The proxy rules prohibit a company from soliciting by means of a proxy statement that contains any statement that is false or misleading with respect to any material fact or that omits to state any material fact necessary in order to make the statements therein not false or misleading. The Staff has consistently recognized that portions of a proposal may be revised or excluded under Rule 14a-8(i)(3). *See, e.g.* U.S. Bancorp (January 27, 2003) (excluding as misleading generalized and unsubstantiated points in supporting statement); Sysco Corp. (September 4, 2002) (excluding as misleading portions of supporting statement that were unverifiable and irrelevant to the proposal's thrust); Wal-Mart Stores (March 14, 2003) (excluding portions of supporting statement that were irrelevant or unverified, and requiring citation to factual sources for unsubstantiated claims); Mirant Corp. (January 28, 2003) (excluding unsubstantiated accusation regarding the effect of certain bonuses as inciting stockholder anger, and hence misleading); First Mariner Bancorp (March 3, 2003) (excluding as misleading a portion of the supporting statement as irrelevant and more likely to anger than to inform the stockholders). As set forth above, we believe that the Proposal is misleading in that it may confuse shareholders as to what they are voting for and it does not clearly provide for what actions the Company must take if the Proposal is approved. We therefore believe that in the event that the entire Proposal may not be omitted from the Proxy Statement, then the following portions must either be excluded or substantially revised:

- the title of the Proposal should be changed to "Reincorporation Proposal;"
- the phrase "so as to enable the Company to establish a majority vote standard for the election of directors" should be deleted from the resolution; and
- the last sentence of the supporting statement should be deleted.

Request

Based on the foregoing, the Company believes that it may omit the Proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

cc: Paul Barbas
Glenn Harder
Arthur G. Meyer
Massachusetts State Carpenters Pension Fund

EXHIBIT A

Majority Vote Reincorporation Proposal

Resolved: That the shareholders of DPL Inc. ("Company") hereby request that the Board of Directors take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware, so as to enable the Company to establish a majority vote standard for the election of directors.

Supporting Statement: Our Company is incorporated in Ohio. Ohio law mandates a plurality vote standard for the election of directors. Specifically, the law states that "at all elections of directors, the candidates receiving the greatest number of votes shall be elected." (Ohio Revised Code, 1701.55 (B)).

This proposal requests that the Board reincorporate the Company under Delaware state corporate law, which provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Reincorporation would allow the Company's board of directors and its shareholders to take actions to establish a majority vote standard for the election of directors. Under Delaware law, the Company's board would have the power to change the bylaws or initiate a change to the certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. Likewise, shareholders on their own initiative would be able to propose and vote on a bylaw provision to establish a majority vote standard in director elections.

Our Company's Board and shareholders should have the flexibility to choose the election standard that best serves the interests of the Company and its shareholders. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot.

We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and the entire board. It would provide shareholders a meaningful role in the director election process, enhance director accountability, strengthen the director nomination process, and improve the operations of our company.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Wal-Mart, Texas Instruments, Safeway, Home Depot, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. We encourage our

Company to take the important first step in joining these companies by reincorporating in Delaware, so as to provide the Board and shareholders the right to adopt a majority vote standard.

We urge your support for this important director election reform.

C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

Facsimile

From:	Fax:	Tel:
Dennis J Block	212 504 5557	212 504 5555
	Pages: 4	Date: 02/05/07

For Immediate Delivery To:	Fax:	Tel:
Amanda McManus SEC	(202) 772-9210	

Message:

As you requested.

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Mark Erlich
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 937-259-7917]

November 1, 2006

Miggie E. Cramblit
Vice President, General Counsel and Corporate Secretary
DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432

Dear Ms. Cramblit:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the DPL Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of jurisdictional reincorporation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Mark Erlich

Mark Erlich
Fund Chairman

cc. Edward J. Durkin
Enclosure

Majority Vote Reincorporation Proposal

Resolved: That the shareholders of DPL Inc. ("Company") hereby request that the Board of Directors take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware, so as to enable the Company to establish a majority vote standard for the election of directors.

Supporting Statement: Our Company is incorporated in Ohio. Ohio law mandates a plurality vote standard for the election of directors. Specifically, the law states that "at all elections of directors, the candidates receiving the greatest number of votes shall be elected." (Ohio Revised Code, 1701.55 (B)).

This proposal requests that the Board reincorporate the Company under Delaware state corporate law, which provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Reincorporation would allow the Company's board of directors and its shareholders to take actions to establish a majority vote standard for the election of directors. Under Delaware law, the Company's board would have the power to change the bylaws or initiate a change to the certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. Likewise, shareholders on their own initiative would be able to propose and vote on a bylaw provision to establish a majority vote standard in director elections.

Our Company's Board and shareholders should have the flexibility to choose the election standard that best serves the interests of the Company and its shareholders. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot.

We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and the entire board. It would provide shareholders a meaningful role in the director election process, enhance director accountability, strengthen the director nomination process, and improve the operations of our company.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Wal-Mart, Texas Instruments, Safeway, Home Depot, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. We encourage our

Company to take the important first step in joining these companies by reincorporating in Delaware, so as to provide the Board and shareholders the right to adopt a majority vote standard.

We urge your support for this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DPL Inc.
Incoming letter dated December 19, 2006

The proposal requests that the board of directors take the measures necessary to change the company's jurisdiction of incorporation from Ohio to Delaware.

We are unable to concur in your view that DPL may exclude the proposal or portions of the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that DPL may omit the proposal or portions of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Amanda McManus
Attorney-Adviser

END